Issuer Free Writing Prospectus, dated May 1, 2023

Filed Pursuant to Rule 433 under the Securities Act of 1933

Supplementing the Preliminary Prospectus Supplement dated May 1, 2023

Registration Statement Nos. 333-269718 and 333-269718-01

Healthpeak OP, LLC

guaranteed by

Healthpeak Properties, Inc.

Final Term Sheet

5.250% Senior Notes due 2032

This term sheet relates only to the securities described below and should be read together with Healthpeak OP, LLC’s and Healthpeak Properties, Inc.’s preliminary prospectus supplement dated May 1, 2023 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated February 10, 2023, and the documents incorporated by reference and deemed to be incorporated by reference therein. On January 17, 2023, Healthpeak OP, LLC (as successor to Old Healthpeak (as defined in the Preliminary Prospectus Supplement)) issued $400,000,000 aggregate principal amount of 5.250% Senior Notes due 2032 (the “initial notes”). The securities offered hereby (the “additional notes”) will be issued as additional notes under the indenture pursuant to which the initial notes are outstanding. The initial notes and the additional notes are collectively referred to as the notes in this pricing term sheet.

Issuer:	Healthpeak OP, LLC

Guarantor:	Healthpeak Properties, Inc.

Trade Date:	May 1, 2023

Settlement Date:	May 10, 2023 (T+7)

Anticipated Ratings (Moody’s / S&P)*:	Baal (Stable) / BBB+ (Stable)

Securities Offered:	5.250% Senior Notes due 2032

Aggregate Principal Amount Offered:	$350,000,000 (the additional notes will be part of the same series of notes as the $400,000,000 aggregate principal amount of initial notes, and the outstanding principal amount of the 5.250% Senior Notes due 2032 will be $750,000,000)

Maturity Date:	December 15, 2032

Interest Payment Dates:	June 15 and December 15, commencing June 15, 2023 (short first coupon)

Aggregate Accrued Interest:	$5,767,708.33 of accrued interest from January 17, 2023 up to, but not including, the date of delivery of the notes.

Benchmark Treasury:	3.500% due February 15, 2033

Benchmark Treasury Price / Yield:	99-13 / 3.572%

Spread to Benchmark Treasury:	+190 basis points

Yield to Worst:	5.472%

Coupon:	5.250% per year

Price to Public:	98.356% of the principal amount, plus Aggregate Accrued Interest

* A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

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Optional Redemption Provisions:

Make-Whole Call:	Prior to September 15, 2032 (the “Par Call Date”), +30 basis points

Par Call:	On and after the Par Call Date, at par

CUSIP / ISIN:	42250P AE3 / US42250PAE34

Total Net Proceeds:	Approximately $347,738,708.33, including $5,767,708.33 of accrued interest, after deducting underwriting discounts but before deducting estimated offering expenses payable by the Issuer.

Use of Proceeds:	The Issuer intends to use the net proceeds from the offering to repay borrowings outstanding under its commercial paper program and for general corporate purposes, which may include repaying or repurchasing other indebtedness, working capital, acquisitions, development and redevelopment activities, and capital expenditures.

Joint Book-Running Managers:

Wells Fargo Securities, LLC

TD Securities (USA) LLC

Mizuho Securities USA LLC

Barclays Capital Inc.

RBC Capital Markets, LLC

BofA Securities, Inc.

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Goldman Sachs & Co. LLC

Co-Managers:	PNC Capital Markets LLC Scotia Capital (USA) Inc. Truist Securities, Inc. M&T Securities, Inc. Regions Securities LLC Huntington Securities, Inc. SMBC Nikko Securities America, Inc.

The Issuer expects that delivery of the additional notes will be made to investors on or about the settlement date specified above, which will be the seventh business day following the date of this term sheet. Under rules of the Securities and Exchange Commission, trades in the secondary market are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes offered hereby on the date of this term sheet or the next succeeding two business days will be required, by virtue of the fact that the notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade the notes on the date of this term sheet or the next succeeding two business days should consult their advisors.

The Issuer and the Guarantor have filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at (800) 645-3751, TD Securities (USA) LLC toll-free at (855) 495-9846, Mizuho Securities USA LLC toll-free at (866) 271-7403, Barclays Capital Inc. toll-free at (888) 603-5847 or RBC Capital Markets, LLC toll-free at (866) 375-6829.

No PRIIPs or UK PRIIPs KID – No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

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